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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Advanced Medical Optics, Inc.
(Name of Issuer)

Rainforest Acquisition Inc.
a wholly-owned subsidiary of
Abbott Laboratories
(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

00763M108
(CUSIP Number of Class of Securities)

Laura J. Schumacher
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064
(847) 937-6100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker
Chicago, Illinois 60601
Telephone: (312) 782-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,356,814,206	$53,323

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by multiplying $22.00, the per share tender offer price, by 61,673,373, the number of outstanding shares of common stock of Advanced Medical Optics, Inc. as of January 5, 2009.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #2 for fiscal year 2009, issued September 29, 2008, by multiplying the transaction value by .0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: None        Filing Party: N/A        Form or Registration No.: N/A        Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by Rainforest Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "AMO Common Stock"), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation ("AMO"), and Mellon Investor Services, LLC (together with the AMO Common Stock, the "Shares"), of AMO, at a price of $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented, the "Offer to Purchase"), and the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of January 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Abbott, the Purchaser and AMO, a copy of which is attached as Exhibit (d)(1) to this Schedule TO and the Support Agreements, dated as of January 11, 2009, by and among ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit, Abbott and the Purchaser and James V. Mazzo, Abbott and the Purchaser, copies of which are attached as Exhibits (d)(2) and (d)(3) to this Schedule TO, are incorporated in this Schedule TO by reference.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the Offer is Advanced Medical Optics, Inc., a Delaware corporation. Its principal executive office is located at 1700 E. St. Andrew Place, Santa Ana, California, and its telephone number is (714) 247-8200.

        (b)   This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the "Introduction" to the Offer to Purchase is incorporated in this Schedule TO by reference.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled "Price Range of the Shares; Dividends" and is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Material United States Federal Income Tax Consequences," "Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Material United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with AMO" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO" is incorporated in this Schedule TO by reference.

        (a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with AMO" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3-7) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with AMO," "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO," "Dividends and Distributions" and "Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (c)(2) None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

        (b), (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with AMO," "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the

Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements of Certain Bidders.

        (a), (b) Not Applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO" is incorporated in this Schedule TO by reference.

        (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO," "Conditions of the Offer" and "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (a)(5) None.

        (b)   The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press release issued by Abbott and AMO on January 12, 2009, incorporated herein by reference to the Schedule TO-C filed by Abbott on January 12, 2009.
(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on January 27, 2009.

(a)(5)(C)	Press release issued by Abbott on January 26, 2009, incorporated herein by reference to the Schedule TO-C filed by Abbott on January 26, 2009.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (incorporated into this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).
(d)(2)
Support Agreement, dated as of January 11, 2009, by and among ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).
(d)(3)
Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).
(d)(4)
Employment and Retention Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AMO on January 13, 2009).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3

        Not Applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009

Rainforest Acquisition Inc.
By:	/s/ THOMAS C. FREYMAN
Thomas C. Freyman President
Abbott Laboratories
By:	/s/ THOMAS C. FREYMAN
Thomas C. Freyman Executive Vice President, Finance and Chief Financial Officer

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press release issued by Abbott and AMO on January 12, 2009, incorporated herein by reference to the Schedule TO-C filed by Abbott on January 12, 2009.
(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on January 27, 2009.
(a)(5)(C)	Press release issued by Abbott on January 26, 2009, incorporated herein by reference to the Schedule TO-C filed by Abbott on January 26, 2009.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (incorporated into this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).
(d)(2)
Support Agreement, dated as of January 11, 2009, by and among ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).
(d)(3)
Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).
(d)(4)
Employment and Retention Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AMO on January 13, 2009).
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX